SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Arcellx, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

03940C100

(CUSIP Number)

Rami Elghandour

c/o Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(240) 327-0630

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Dan Koeppen

Wilson Sonsini Goodrich & Rosati, P.C.

12235 El Camino Real

San Diego, California 92130

(858) 350-2300

November 3, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03940C100

1	NAMES OF REPORTING PERSON Rami Elghandour
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,850,665 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,850,665 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,850,665 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 69,253 shares of common stock held directly by the Reporting Person, (ii) 2,725,953 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 3, 2024, (iii) 55,459 shares of common stock issuable pursuant to time-vested restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November 3, 2024.

(2)

Based on the quotient obtained by dividing (a) the aggregate number of shares of common stock beneficially owned by the Reporting Person by (b) the sum of (i) 54,074,670 shares of common stock outstanding as of November 1, 2024, based on information provided to the Reporting Person by the Issuer, (ii) 2,725,953 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 3, 2024, and (iii) 55,459 shares of common stock issuable pursuant to time-vested restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November 3, 2024. The aggregate number of shares of common stock beneficially owned by the Reporting Person as set forth in “(ii)” and “(iii)” of this footnote are treated as outstanding shares of Common Stock only for the purpose of computing the percentage ownership of the Reporting Person.

Item 1. Security and Issuer.

This Schedule relates to the shares of common stock, par value $0.001 per share (“common stock”), of Arcellx, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 800 Bridge Parkway, Redwood City, CA 94065. The Issuer’s Common Stock is listed on the Nasdaq Global Select Market under the symbol “ACLX.”

Item 2. Identity and Background.

(a)	Rami Elghandour (the “Reporting Person”)

(b)	The address for the principal business office of the Reporting Person is:

c/o Arcellx, Inc.

800 Bridge Parkway

Redwood City, CA 94065

(c)	The principal business of the Reporting Person is serving as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference into Items 4, 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

In his capacity as President, Chief Executive Officer and Chairman of the Board of Directors of the Issuer, the Reporting Person has from time to time been awarded pursuant to the Issuer’s equity incentive plans, in consideration of the Reporting Person’s services to the Issuer, options to purchase the Issuer’s common stock and restricted stock units pursuant to which the Reporting Person may acquire the Issuer’s common stock, which options and restricted stock units are described below.

Stock Options

On February 6, 2021, the Issuer granted the Reporting Person an option to purchase 1,068,005 shares of the Issuer’s common stock at an exercise price of $8.65 per share, subject to the terms and conditions of the Issuer’s 2017 Equity Incentive Plan (“2017 Plan”) and a stock option agreement thereunder. On June 9, 2021, the Issuer’s board of directors amended the exercise price of the option from $8.65 per share to $6.28 per share. The option is fully vested and is exercisable through the earlier of February 6, 2031 or the 36-month anniversary of the date the Reporting Person ceases to be a service provider, subject to the terms of the Issuer’s 2017 Plan.

On June 9, 2021, the Issuer granted the Reporting Person an option to purchase 837,602 shares of the Issuer’s common stock at an exercise price of $6.28 per share, subject to the terms and conditions of the Issuer’s 2017 Plan and a stock option agreement thereunder. The option is fully vested and is exercisable through the earlier of June 9, 2031 or the 36-month anniversary of the date the Reporting Person ceases to be a service provider, subject to the terms of the Issuer’s 2017 Plan.

On February 3, 2022, the Issuer granted the Reporting Person an option to purchase 810,102 shares of the Issuer’s common stock at an exercise price of $15.00 per share, subject to the terms and conditions of the Issuer’s 2022 Equity Incentive Plan (“2022 Plan”) and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of February 3, 2022, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through February 3, 2032, subject to the terms of the Issuer’s 2022 Plan.

On September 28, 2022, the Issuer granted the Reporting Person an option to purchase 120,000 shares of the Issuer’s common stock at an exercise price of $19.97 per share, subject to the terms and conditions of the Issuer’s 2022 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of January 1, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through September 28, 2032, subject to the terms of the Issuer’s 2022 Plan.

On January 3, 2023, the Issuer granted the Reporting Person an option to purchase 245,065 shares of the Issuer’s common stock at an exercise price of $31.03 per share, subject to the terms and conditions of the Issuer’s 2022 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of January 1, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through January 3, 2033, subject to the terms of the Issuer’s 2022 Plan.

On January 2, 2024, the Issuer granted the Reporting Person an option to purchase 255,965 shares of the Issuer’s common stock at an exercise price of $56.15 per share, subject to the terms and conditions of the Issuer’s 2022 Plan and a stock option agreement thereunder. The option vests as to 1/48th of the shares subject to the option on each monthly anniversary of January 1, 2024, subject to the Reporting Person continuing to be a service provider through each vesting date. The option will, to the extent vested, be exercisable through January 2, 2034, subject to the terms of the Issuer’s 2022 Plan.

Time-Vested Restricted Stock Units

On February 7, 2022, the Issuer granted the Reporting Person an award of restricted stock units covering 210,633 shares of the Issuer’s common stock, subject to the terms and conditions of the Issuer’s 2022 Plan and a restricted stock unit award agreement thereunder. The restricted stock units subject to the award vest annually in equal increments over three years on each anniversary of February 7, 2022, subject to the Reporting Person continuing to be a service provider through each vesting date.

On January 3, 2023, the Issuer granted the Reporting Person an award of restricted stock units covering 159,292 shares of the Issuer’s common stock, subject to the terms and conditions of the Issuer’s 2022 Plan and a restricted stock unit award agreement thereunder. The restricted stock units subject to the award vest annually over three years in equal increments on each anniversary of January 3, 2023, subject to the Reporting Person continuing to be a service provider through each vesting date.

On January 2, 2024, the Issuer granted the Reporting Person an award of restricted stock units covering 166,377 shares of the Issuer’s common stock, subject to the terms and conditions of the Issuer’s 2022 Plan and a restricted stock unit award agreement thereunder. The restricted stock units subject to the award vest annually over three years in equal increments on each anniversary of January 2, 2024, subject to the Reporting Person continuing to be a service provider through each vesting date.

Performance-Vested Restricted Stock Units

On June 9, 2021, the Issuer granted the Reporting Person an award of restricted stock units covering 952,804 shares of the Issuer’s common stock, subject to the terms and conditions of the Issuer’s 2017 Plan and a restricted stock unit award agreement thereunder. On December 7, 2021, the Issuer amended this award. The award will vest pursuant to a service component and a performance component. The service component will be satisfied if the Reporting Person remains a service provider through the date that the Issuer’s board of directors determines that the applicable performance component is satisfied. The performance component will be satisfied upon the Issuer’s achievement of a company value, as defined in the award agreement underlying the award, as follows: upon achievement of a company value that is equal to $2,500,000,000, or the minimum threshold, 1/6th of the shares subject to the award will vest; upon achievement of a company value that is equal to or greater than $5,000,000,000, or the maximum threshold, 100% of the shares subject to the award will vest; and upon achievement of a company value that is between the minimum threshold and the maximum threshold, a portion of the shares subject to the award will vest between 1/6th and 100% based on straight line linear interpolation. Company value will be measured either (i) on a change in control (as defined in the Issuer’s 2017 Plan) based on the aggregate amount of deal consideration paid at the closing of such change in control by an acquirer for the Issuer’s shares of common stock or (ii) on June 30 and December 31 of each year following the expiration of any lockup period related to the Issuer’s initial public offering, and will be measured based on the sum of the Issuer’s total market capitalization as of the applicable measurement date, based on the average closing trading price of one share of the Issuer’s common stock over the 60 day period ending on the day prior to such measurement date, less the aggregate value of all cash, cash equivalents and marketable securities held by us on the applicable measurement date.

On January 3, 2023, the Issuer granted the Reporting Person an award of restricted stock units covering 495,000 shares of the Issuer’s common stock, subject to the terms and conditions of the Issuer’s 2022 Plan and a restricted stock unit award agreement thereunder. The award will vest pursuant to a service component and a performance component which are generally the same as those described above for the June 9, 2021 RSU award (as amended and restated on December 7, 2021).

The foregoing descriptions of the performance-vested restricted stock units are qualified in their entirety by reference to the respective forms of restricted stock unit award agreement, which are filed as Exhibits 1 and 2 to this Schedule 13D and are incorporated herein by reference.

As of the date hereof, no shares subject to the performance-vested restricted stock units have vested.

Item 4. Purpose of Transaction.

The disclosure provided in Item 3 above is incorporated herein by reference.

The Reporting Person serves as President and Chief Executive Officer and Chairman of the Board of the Issuer and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Issuer’s Insider Trading Policy, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances.

Except as described herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Person reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of this Item 4.

The Reporting Person may, from time to time, purchase additional securities of the Issuer either in the open market or in privately-negotiated transactions or through exercises of stock options, depending upon the Reporting Person’s evaluation of the Issuer’s business, prospects and financial condition, the market for such securities, other opportunities available to the Reporting Person, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Person may also decide to hold or dispose of all or part of his investments in securities of the Issuer and/or, subject to the Issuer’s Insider Trading Policy, enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities.

Item 5. Interest in Securities of the Issuer.

(a)

As of the date of this Schedule 13D, the Reporting Person beneficially owns an aggregate of 2,850,665 shares of common stock, or 5.0% of the Issuer’s outstanding shares of common stock. The beneficial ownership percentages used in this Schedule are calculated based on the sum of (i) 54,074,670 shares of common stock outstanding as of November 1, 2024, based on information provided by the Issuer, (ii) 2,725,953 shares of common stock issuable pursuant to options held directly by the Reporting Person exercisable within 60 days of November 3, 2024, (iii) 55,459 shares of common stock that may be acquired pursuant to restricted stock units held directly by the Reporting Person that are expected to vest within 60 days of November 3, 2024.

(b)	The Reporting Person has sole voting and dispositive power with respect to the securities covered by this Schedule.

(c)

Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

(d)	No person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule.

(e)	Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Information set forth in Items 3 and 4 is incorporated herein by reference.

Except as described herein, the Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

Exhibit No.	Description

1	Amended and Restated Restricted Stock Unit Award Agreement between the Issuer and the Reporting Person, dated December 7, 2021 (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1, filed by the Issuer with the SEC on January 14, 2022).

2	Restricted Stock Unit Award Agreement between the Issuer and the Reporting Person, dated January 31, 2023 (incorporated by reference to Exhibit 10.16 to the Issuer’s Form 10-K, filed by the Issuer with the SEC on March 29, 2023).

3	2017 Equity Incentive Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Issuer’s Registration Statement on Form S-1, filed by the Issuer with the SEC on January 14, 2022).

4	2022 Equity Incentive Plan and forms of agreements thereunder (incorporated by reference to Exhibit 10.3 to the Issuer’s Registration Statement on Form S-1/A, filed by the Issuer with the SEC on January 31, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2024

RAMI ELGHANDOUR

By:	/s/ Rami Elghandour
Name:	Rami Elghandour